                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                           DAL-TILE INTERNATIONAL INC.
           --------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)


                                   23426R108
           --------------------------------------------------------
                                 (CUSIP Number)


                               JACQUES R. SARDAS
                               7834 HAWN FREEWAY
                              DALLAS, TEXAS 75217
                                 (214) 398-1141
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                   COPY TO:

                                 MARK A. SOLLS
                               7834 HAWN FREEWAY
                              DALLAS, TEXAS 75217
                                (214) 398-1141


                              NOVEMBER 28, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  10  Pages
                                        ----


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CUSIP No. 23426R108                   13D                 Page  2  of  10  Pages
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JACQUES R. SARDAS
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting
 Beneficially Owned                 Power(1)                          7,744,481
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power(1)                          7,744,481
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person(1)

     7,744,481
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)(2)

     12.22%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

(1) Includes (a) 230,000 shares held by Esther Limited LLP, a Delaware limited liability partnership controlled by, and the general partnership interest of which is beneficially owned by, Jacques R. Sardas ("Sardas"), (b) 7,423,000 shares subject to options exercisable within 60 days and (c) 91,481 shares held directly by Sardas. Notwithstanding the foregoing, Sardas expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by him.

(2) Based on 55,923,201 shares of common stock outstanding as of November 1, 2001, according to information provided by the Issuer, and 7,423,000 shares deemed to be outstanding by operation of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act").

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CUSIP No. 23426R108                   13D                 Page  3  of  10  Pages
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     ESTHER LIMITED LLP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     CO
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting
 Beneficially Owned                 Power(1)                            230,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power(1)                            230,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person(1)

     230,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)(2)

     0.41%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------

(1) These shares are held by Esther Limited LLP, a Colorado limited liability partnership controlled by, and the general partnership interest of which is beneficially owned by Sardas. As a result, these shares are included in the aggregate amount beneficially owned by Sardas. The Partnership expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by it.

(2) Based on 55,923,201 shares of common stock outstanding as of November 1, 2001, according to information provided by the Issuer.

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CUSIP No. 23426R108                   13D                 Page  4  of  10  Pages
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ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Issuer Stock"), of Dal-Tile International Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 7834 Hawn Freeway, Dallas, Texas 75217.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is hereby filed by Jacques R. Sardas ("Sardas") and Esther Limited LLP, a Colorado limited liability partnership (the "Partnership and collectively with Sardas, the "Reporting Persons"). The general partner of the Partnership is Sardas.

         The business address of the Reporting Persons is 7834 Hawn Freeway, Dallas, Texas 75217. The address of the principal office of the Partnership and the Trust is the same address.

         The principal business of the Partnership is serving as a family investment partnership.

         Sardas' present principal occupation is serving as the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer. The principal business of the Issuer is the manufacture, distribution and marketing of glazed and unglazed tile and stone products. The address of the Issuer is set forth in Item 1 above.

         During the last five years, none of the Reporting Persons has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Sardas is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Sardas became the President and Chief Executive Officer of the Issuer on July 1, 1997, and the Chairman of the Board in September 1997. In connection with his service as an officer, the Issuer granted to Sardas on June 13, 1997, July 17, 1998, December 10, 1998, January 18, 2000, November 22,
2000 options to acquire 2,000,000, 2,000,000, 343,000, 80,000 and 3,000,000 shares of Issuer Stock, respectively. As a result of these grants, Sardas holds options to acquire an aggregate of 7,423,000 shares of Issuer Stock that are exercisable within 60 days of the date hereof.

         In addition, on October 10, 1997, the Issuer granted Sardas a total of 2,250,000 stock appreciation rights ("SARs") exercisable for cash, shares of Issuer Stock or a combination of cash and shares of Issuer Stock, which SARs were amended on February 20, 1998. Sardas acquired directly 79,659, 38,267, 39,033 and 28,362 shares of Issuer Stock pursuant to the exercise of SARs on April 20, 1999, July 15, 1999, September 20, 2000 and December 27, 2000.
93,840 of these shares were transferred to an irrevocable family trust of which Sardas' daughter is the trustee. All SARs granted to Sardas have been cashed out.

         Sardas also used personal funds to purchase 100,000, 100,000 and 30,000 shares of Issuer Stock at respective per share prices of $9.44, $8.50 and $8.72 on July 17, 1998, November 13, 1998 and August 30-31, 1999,
respectively, which shares Sardas then transferred to the Partnership.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons hold all Issuer Stock beneficially owned by them for the purpose of investment.

         Pursuant to that certain Agreement and Plan of Merger dated November 19, 2001 (the "Merger Agreement"), among Mohawk Industries, Inc. ("Parent"), Merger Sub, Inc., a wholly-owned subsidiary of Parent

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CUSIP No. 23426R108                   13D                 Page  5  of  10  Pages
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("Merger Sub"), and the Issuer, the Issuer will be merged (the "Merger") with and into Merger Sub with Merger Sub as the surviving entity. The following summary of certain terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference.

         The Merger Agreement provides, among other things, that upon consummation of the Merger each share of Issuer Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Issuer Stock held by Issuer, Parent or each of their respective subsidiaries and other than Issuer Stock held by persons who perfect their statutory dissenters' rights) will be converted into and exchanged for the right to receive (i) a cash payment in the amount of $11.00 (less any required withholding of taxes) and (ii) .2414 (the "Conversion Number") of a share of the common stock, par value $.01 per share, of Parent ("Parent Common Stock"), with the Conversion Number being subject to adjustment as more fully described in the Merger Agreement.

         Consummation of the Merger is subject to various conditions, covenants and agreements more fully set forth in the Merger Agreement, including, without limitation, the condition that the Merger and Merger Agreement be approved by the respective stockholders of Issuer and Parent at stockholders meetings called by the Issuer and Parent, respectively.

         Pursuant to a voting agreement dated November 19, 2001 (the "Sardas voting agreement"), by and between Parent and Sardas, Sardas has agreed as follows:

                (1) prior to the earlier to occur of (a) such date and time as the Merger Agreement shall have been validly terminated by either Parent or Issuer pursuant to the provisions of Section 10 thereof or (b) the Effective Time, to appear at every meeting of the stockholders of Issuer, and at every postponement or adjournment thereof, or other cause the Issuer Stock held of record or beneficially by Sardas (the "Sardas Shares") to be present at such meeting for establishing a quorum and to cause to the Sardas Shares to be voted (i) in favor of the Merger Agreement and the Merger, (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and
         (iii) against any of the following, to the extent unrelated to the Merger Agreement and the Merger: (A) any merger, consolidation or business combination involving the Issuer, (B) any sale, lease or transfer of any significant portion of the assets of the Issuer or its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Issuer or any of its subsidiaries, (D) any material change in the capitalization of the Issuer or the corporate structure of the Issuer, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger;

                (2) not to (a) sell, pledge, encumber, grant an option with respect to, transfer or dispose of, or enter into an agreement, commitment or other arrangement to sell, pledge, encumber, grant an option with respect to, transfer or dispose of any Sardas Shares (other than as a result of the death of Sardas), or (b) discuss, negotiate, make an offer or enter into an agreement, commitment or other arrangement with respect thereto, unless the person to whom the Sardas Shares are to be transferred: (i) executes a counterpart of the Sardas voting agreement and the related proxy and (ii) agrees in writing to hold such Sardas Shares subject to all of the terms and provisions of the Sardas voting agreement; or

                (3) no to deposit (or permit the deposit of) any Sardas Shares in a voting trust or grant a proxy or enter into any voting agreement or similar agreement in contravention of the Sardas voting agreement.

         Pursuant to a voting agreement dated November 19, 2001 (the "Partnership voting agreement", and together with the Sardas voting agreement, the "voting agreements"), by and between Parent and the Partnership, the Partnership has agreed as follows:

                (1) prior to the earlier to occur of (a) such date and time as the Merger Agreement shall have been validly terminated by either Parent or Issuer pursuant to the provisions of Section 10 thereof or (b) the Effective Time, to appear at every meeting of the stockholders of Issuer, and at every postponement or adjournment thereof, or other cause the Issuer Stock held of record or beneficially by the Partnership (the "Partnership Shares") to be present at such meeting for establishing a quorum and to cause to the Partnership Shares to be voted (i) in favor of the Merger Agreement and the Merger, (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any of the following, to the extent unrelated to the Merger Agreement and the Merger: (A) any merger, consolidation or business combination involving the Issuer, (B) any sale, lease or transfer of any significant portion of the assets of the Issuer or its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Issuer or any of its subsidiaries,
         (D) any material change in the capitalization of the Issuer or the corporate structure of the Issuer, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger;

                (2) not to (a) sell, pledge, encumber, grant an option with respect to, transfer or dispose of, or enter into an agreement, commitment or other arrangement to sell, pledge, encumber, grant an option with respect to, transfer or dispose of any Partnership Shares (other than as a result of the death of a partner), or (b) discuss, negotiate, make an offer or enter into an agreement, commitment or other arrangement with respect thereto, unless the person to whom the Partnership Shares are to be transferred: (i) executes a counterpart of the Partnership voting agreement and the related proxy and (ii) agrees in writing to hold such Partnership Shares subject to all of the terms and provisions of the Partnership voting agreement; or

                (3) no to deposit (or permit the deposit of) any Partnership Shares in a voting trust or grant a proxy or enter into any voting agreement or similar agreement in contravention of the Partnership voting agreement.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

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CUSIP No. 23426R108                   13D                 Page  6  of  10  Pages
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         (c)    A sale or transfer of a material amount of assets of the
Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)    Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)    At the close of business on November 27, 2001, Sardas
may be deemed to be the beneficial owner of 7,744,481 shares of the Issuer Stock, which constitute approximately 12.22% of the shares of the Issuer Stock outstanding on November 1, 2001 (calculated by including in the denominator both the 55,923,201 shares of Issuer Stock outstanding on November 1, 2001, according to information provided by the Issuer, and the 7,423,000 shares subject to options exercisable within 60 days, as required by Rule 13d-3 of the Exchange Act). Sardas, either directly or indirectly, has the sole power to vote or to direct the vote of, or to dispose of or to direct the disposition of, such shares of stock. The 7,744,481 shares of Issuer Stock reported as beneficially owned by Sardas include 230,000 shares held by the Partnership and 7,423,000 shares subject to options exercisable within 60 days.

         At the close of business on November 27, 2001, the Partnership may be deemed to be the beneficial owner of 230,000 shares, which constitute approximately 0.41% of the 55,923,201 shares of the Issuer Stock outstanding on November 1, 2001, according to information provided by the Issuer. Sardas, as the general partner of the Partnership, has the sole power to vote or to direct the vote of, or to dispose of or to direct the disposition of, such shares of stock.

         Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Issuer Stock not owned by such Reporting Person of record.

         (c)    Not applicable.

         (d) The partners of the Partnership have the right to receive dividends from, or proceeds from the sale of, shares held by the Partnership. Otherwise, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Issuer Stock.

         (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The following summaries of certain provisions of any documents attached hereto or incorporated herein by reference are qualified in their entirety by the full text of the actual documents.

         Sardas and the Issuer entered into an Amended and Restated Employment Agreement dated as of November 22, 2000. Under this employment agreement, the Issuer has agreed to file a registration statement under
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CUSIP No. 23426R108                   13D                 Page  7  of  10  Pages
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the Securities Act of 1933 with respect to the sale of shares of Issuer Stock issuable upon the exercise of options or SARs granted to Sardas within 45 days after (1) a sale of at least 10% of the shares held by DTI Investors LLC
("DTI"), or its members, or (2) the date of termination of Sardas' employment in certain cases, including subsequent to a change of control (as defined in the Change of Control Agreement described below) of the Issuer. In addition, the Issuer has granted to Sardas certain demand and piggyback registration rights, including the right to register a minimum of 2,000,000 shares of his Issuer Stock. The employment agreement further provides that the options granted to Sardas on November 22, 2002 and any future options shall be transferable by Sardas without restriction to the extent permitted by law upon five business days' prior notice. A copy of the Amended and Restated
Employment Agreement is attached hereto and incorporated herein by reference.

         The Issuer and Sardas have entered into a Change of Control Agreement dated as of October 1, 2000, pursuant to which, in addition to other payments described therein, all stock options and SARs granted by the Issuer to Sardas prior to a change of control of the Issuer shall immediately vest and become immediately exercisable, and shall remain exercisable for the original maximum period set forth in such stock option or SAR agreement, in the event of the consummation of a change of control of the Issuer. This acceleration will not occur, however, unless Sardas is employed by the Issuer at the time of the change of control and either Sardas subsequently terminates his employment more than 90 days but less than one year after the change of control, or the Issuer terminates Sardas for any reason within two years after the change of control. A "change of control" of the Issuer shall be deemed to have occurred upon (i) certain mergers, consolidations or reorganizations of the Issuer,
(ii) certain sales of all or substantially all of the Issuer's assets, (iii) a person or group other than DTI or its members, affiliates or successors becomes the beneficial owner of securities representing 40% or more of the outstanding common stock of the Issuer or possessing the power to elect the majority of the Issuer's board of directors, provided that such person or persons shall own at such time a greater number of shares of common stock than are owned at such time by DTI or its members or former members, (iv) the Issuer files a report or proxy statement with the Securities and Exchange Commission disclosing that a change of control of the Issuer has occurred, (v) the liquidation or dissolution of the Issuer, (vi) a change in the majority of the Issuer's board of directors during any period of two consecutive years or
(vii) the Issuer being actively engaged in negotiations or other activities for the purpose of effecting a transaction of the type referred to in clauses
(i), (ii), (iii) or (v) above and in the case of this clause (vii) only, Sardas' employment being terminated by the Issuer, in each case subject to the exceptions set forth in, and as more specifically described in, the Change of Control Agreement. A copy of the Change of Control Agreement is attached hereto and incorporated herein by reference.

         The Issuer, Sardas, and DTI entered into two agreements dated August 5, 1999, one pertaining to registration rights (the "registration rights letter") and the other pertaining to transfer restrictions (the "transfer restriction letter"). Under the registration rights letter, among other things, the parties amended the registration rights granted to Sardas in his prior employment agreement by permitting DTI to participate on a pro rata basis in future registrations requested by Sardas under his employment agreement, provided that Sardas would not be required to reduce his participation below two million shares. The registration rights letter further provided that, after March 31, 2001, DTI and Sardas could participate in a primary offering of equity securities by the Issuer on a pro rata basis, with Sardas having priority as to 500,000 of his shares. Under the transfer restriction letter, among other things, both Sardas and DTI agreed to certain transfer restrictions until December 31, 2001. Specifically, Sardas agreed not to consummate any proposed sale or other transfer of shares of Issuer Stock or securities convertible into Issuer Stock prior to December 31, 2001, unless approved by DTI, excepting transfers to family members or family trusts or transfers by the operation of the laws of descent or distribution so long as the transferee agrees to be bound by the terms of the transfer restriction letter, and excepting transfers by Sardas or DTI pursuant to the registration rights letter. Copies of the registration rights letter and the transfer restriction letter have been filed by the Issuer and are incorporated herein by reference.

         On April 19, 2001, following the Issuer's announcement on April 11, 2001 of a prepared secondary offering of Issuer Stock, the Issuer, Sardas, DTI and AEA Investors Inc. entered into a third agreement amending both the registration rights letter and the transfer restriction letter (the
"amendment letter"). Pursuant to the amendment letter, among other things, the parties agreed that beginning 90 days after the consummation of the Issuer's secondary offering DTI would have the right to two demand registrations exercisable through December 31, 2002, and that DTI's registration rights would terminate on the earlier of (i) the completion of DTI's second demand registration, or (ii) December 31, 2002. Additionally, the parties agreed that DTI would distribute its shares of Issuer Stock to any of its members that execute agreements to lock-up their shares of Issuer Stock for 180 days following the second offering (a "lock-up agreement").
Upon execution of a lock-up agreement, the executing DTI member would no longer be subject to transfer restrictions. The parties also agreed that upon execution of a lock-up agreement with respect to his shares of Issuer Stock, Sardas would no longer be subject to the transfer restrictions. A copy of the amendment letter is filed herewith and incorporated herein by reference.

         The information regarding the Merger Agreement and the voting agreements that is set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

         To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

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CUSIP No. 23426R108                   13D                 Page  8  of  10  Pages
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.
-----------
10.1 Amended and Restated Employment Agreement dated as of November 22, 2000, by and between the Issuer and Sardas.(1)

10.2 Change of Control Agreement dated as of October 1, 2000, between the Issuer and Sardas.(2)

10.3 Demand Registration Rights Letter Agreement dated August 5, 1999, among the Issuer, DTI and Sardas.(3)

10.4 Transfer Restriction Letter Agreement dated August 5, 1999, among DTI, the Issuer and Sardas.(4)

10.5 Letter Agreement Amendment dated April 19, 2001, among the Issuer, DTI, AEA and Sardas.+

10.6 Agreement and Plan of Merger dated November 19, 2001, among Parent, Merger Sub and Issuer.(5)

10.7 Form of Voting Agreement executed on November 19, 2001, by (i) Mohawk Industries, Inc. and Jacques R. Sardas, individually, and (ii) Mohawk Industries, Inc. and Esther Limited, LLP, a Colorado limited liability partnership.+

99.1 Joint Filing Statement dated November 28, 2001, between Sardas and Esther Limited LLP.+


------------------

+       Filed herewith.

(1) Filed as Exhibit 10.13 to the Issuer's Form 10-K for the fiscal year ended December 29, 2000 and incorporated herein by reference.

(2) Filed as Exhibit 10.15 to the Issuer's Form 10-K for the fiscal year ended December 29, 2000 and incorporated herein by reference.

(3) Filed as Exhibit 10.1 to the Issuer's Form 10-Q for the quarter ended July 2, 1999 and incorporated herein by reference.

(4) Filed as Exhibit 10.2 to the Issuer's Form 10-Q for the quarter ended July 2, 1999 and incorporated herein by reference.

(5) Filed as Exhibit 2.1 to the Issuer's Form 8-K dated November 19, 2001, and incorporated herein by reference.

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CUSIP No. 23426R108                   13D                 Page  9  of  10  Pages
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                                  SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2001                          /s/ Jacques R. Sardas
                                            ------------------------------------
                                            JACQUES R. SARDAS






Dated: November 28, 2001                    ESTHER LIMITED LLP


                                            By:   /s/ Jacques R. Sardas
                                               ---------------------------------
                                               Jacques R. Sardas,
                                               its general partner

CUSIP No. 23426R108                   13D                Page  10  of  10  Pages
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                               INDEX TO EXHIBITS
EXHIBIT NO.
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10.1    Amended and Restated Employment Agreement dated as of November 22, 2000, by and between the Issuer and Sardas.(1)

10.2 Change of Control Agreement dated as of October 1, 2000, between the Issuer and Sardas.(2)

10.3 Demand Registration Rights Letter Agreement dated August 5, 1999, among the Issuer, DTI and Sardas.(3)

10.4 Transfer Restriction Letter Agreement dated August 5, 1999, among DTI, the Issuer and Sardas.(4)

10.5 Letter Agreement Amendment dated April 19, 2001, among the Issuer, DTI, AEA and Sardas.+

10.6 Agreement and Plan of Merger dated November 19, 2001, among Parent, Merger Sub and Issuer.(6)

10.7    Form of Voting Agreement entered into on November 19, 2001, by
        (i) Mohawk Industries, Inc. and Jacques R. Sardas, individually, and
        (ii) Mohawk Industries, Inc. and Esther Limited, LLP, a Colorado limited liability partnership.+

99.1 Joint Filing Statement dated November 28, 2001, between Sardas and Esther Limited LLP.+

-----------------

+       Filed herewith.

(1) Filed as Exhibit 10.13 to the Issuer's Form 10-K for the fiscal year ended December 29, 2000 and incorporated herein by reference.

(2) Filed as Exhibit 10.15 to the Issuer's Form 10-K for the fiscal year ended December 29, 2000 and incorporated herein by reference.

(3) Filed as Exhibit 10.1 to the Issuer's Form 10-Q for the quarter ended July 2, 1999 and incorporated herein by reference.

(4) Filed as Exhibit 10.2 to the Issuer's Form 10-Q for the quarter ended July 2, 1999 and incorporated herein by reference.

(5) Filed as Exhibit 2.1 to the Issuer's Form 8-K dated November 19, 2001, and incorporated herein by reference.